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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 50251

RECEIVED
MAR 09 2004
PROCESSING
WASH. D.C.
155
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tennenbaum Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd, Suite 210
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Holdsworth (310) 566-1000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd, Suite 500, Beverly Hills, CA 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark K. Holdsworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tennenbaum Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

ALICE M. CARTER
Comm. # 1323108
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Oct. 28, 2005

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TENNENBAUM SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

	Audited	Unaudited	Difference
Members' equity	$ 6,091	$ 5,891	$ (200)
Less nonallowable assets			
Prepaid expense	(120)	(120)	-
Haircuts on money market fund	(199)	-	199
Net capital	$ 5,772	$ 5,771	$ (1)
Computation of basic net capital requirement:			
1. Minimum dollar net capital	$ 5,000	$ 5,000	
2. Minimum net capital, aggregate indebtedness standard			
Aggregate indebtedness	$ 4,000	$ -	
Minimum net capital, aggregate indebtedness standard	$ 267	$ -	
Capital Required (larger of 1 or 2)	$ 5,000	$ 5,000	
Excess net capital	$ 772	$ 771	
Excess net capital at 1000%	$ 5,372	$ 5,771	
Ratio: aggregate indebtedness to net capital	0.69 to 1	0.00 to 1	

Reconciliation of differences in audited and unaudited net capital under Rule 15c3-1:

Unaudited net capital	$ 5,771
Rounding	1
Audited net capital	$ 5,772